

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433 Registration Statement No. 333-137902
Dated March 8, 2007

GLOBAL MARKETS I GLOBAL MARKETS COMMODITIES

Buffered Underlying Securities (BUyS) linked to:
The Dow Jones – AIG Commodity Index^{SM}

Between 123% and 127% Participation, 20% Protection, 3 Years

Indicative Terms and Conditions – March 8, 2007

Summary Terms of Note

Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa3)
Offering	:	Buffered Underlying Securities (BUyS) Linked to the Dow Jones-AIG Commodity Index^{SM} due March 30, 2010
Denomination	:	$1,000 per Note (minimum investment $1,000)
Underlying	:	The Dow Jones – AIG Commodity Index^{SM} (Bloomberg: DJAIG <Index>)
Initial Level	:	Official closing level of the Underlying on the Initial Valuation Date
Final Level	:	Official closing level of the Underlying on the Final Valuation Date
Participation	:	Between 123% and 127% (to be determined on the Trade Date)
Buffer Level	:	80.00% of the Initial Level (first 20% drop is fully protected)
Payment at Maturity	:	The Note holder will receive at maturity for each Note:

- If the Final Level is greater than or equal to the Initial Level:
    - o $1,000 * ((Final Level / Initial Level) * Participation)
- If the Final Level is greater than or equal to the Buffer Level, but less than the Initial Level:
    - o $1,000
- If the Final Level is less than the Buffer Level
    - o   ($1,000 * (Final Level / Initial Level)) + $200.00

Listing	:	Unlisted
Business Days	:	London and New York
Form of Note	:	Global, Book Entry. Notes will be represented by a single registered global note, deposited with The Depository Trust Company.
Calculation Agent	:	Deutsche Bank AG, London Branch
Governing Law	:	New York

Relevant Dates

Offering Period	:	March 8, 2007 – March 27, 2007 at 11:00 AM ET
Trade Date	:	March 27, 2007
Settlement Date	:	March 30, 2007 (3 Business Days after the Trade Date)
Final Valuation Date	:	March 26, 2010
Maturity Date	:	March 30, 2010 (2 Business Days after the Final Valuation Date), (3 Years)
Agents	:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas
Discounts and Commissions	:	The Agents will not receive a commission in connection with the sale of the notes. The Agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount. In addition, the Issuer may pay custodial fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 Note principal amount.
Security Codes	:	CUSIP: 2515A 0 BU 6 ISIN: US2515A0BU60

A Passion to Perform.   **Deutsche Bank** ⁄









Product Snapshot

Buffered Underlying Securities (BUyS)

Indicative Terms and Conditions – March 8, 2007

Sample Structure:

• Underlying:	The Dow Jones – AIG Commodity Index^{SM} (DJAIG <Index>)
• Maturity Date:	March 30, 2010 (3 Years)
• Participation:	Between 123% and 127% upside participation (to be determined on the Trade Date)
• Buffer:	20.00%, the first 20% drop at maturity is fully protected
• Downside Risk:	1-for-1 downside participation with 20.00% Buffer

Positioning:

- Index alternative that facilitates a moderately bullish view on the Underlying.
- Investors will have between 123% and 127% uncapped upside participation in the Underlying.
- Investors will out-perform the performance of the Underlying at maturity if the Final Level is greater than the Initial Level.

Upside Scenario:

- The Underlying appreciates and investors receive between 123% and 127% uncapped upside participation in the Underlying at maturity.

Downside Scenario:

- If the Underlying declines more than 20% below its Initial Level, investors will participate 1-for-1 on the downside. Maximum loss is equal to 80% of the initial investment, subject also to the credit risk of the Issuer.

Risk Considerations:

- Because the notes are not principal protected and the return to an investor is based on the performance of the Underlying, investors may lose up to 80% of their initial investment.
- The Payment at maturity is linked to the performance of the Underlying, which may be positive or negative.
- Credit Risk – Investment in the notes is subject to the credit of the Issuer. In the event of an Issuer default investors may lose up to 100% of their investment.

Investing in alternative investments may not be suitable for all investors and involves special risks, such as risks associated with leveraging the investment, potential adverse market forces, regulatory changes and potential illiquidity. There is no assurance that the investment objectives described herein will be attained.

Hypothetical Scenario Analysis at Maturity:

- **The hypothetical scenario analysis contained herein is not reflective of the reinvestment of earnings advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis below.**

Index BUyS Note Payoff Diagram
Participation in 125% of Index appreciation at maturity
Protection
Outperformance
Strike Price
Outperformance
BUyS Note
Index Return
Return (%)
Index Level
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
-10.00%
-20.00%
-30.00%
-40.00%
-50.00%
-60.00%
40
50
60
70
80
90
100
110
120
130
140
150
160

Risk Factors[1]

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal in excess of $200 per $1,000 Note principal amount. The return on the notes at maturity is linked to the performance of the Dow Jones-AIG Commodity Index[SM] (the "**Index**") and will depend on whether, and the extent to which, the Index performance is positive or negative.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — Certain built-in costs, such as our estimated commission and cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you prior to maturity in secondary market transactions, if at all, will likely be lower than the original issue price. You should be willing and able to hold your notes to maturity.

- **NO RIGHTS IN EXCHANGE-TRADED FUTURES CONTRACTS ON THE INDEX COMMODITIES** — You will not have any rights that holders of exchange-traded futures contracts of the physical commodities upon which the Index is based may have.

- **LACK OF LIQUIDITY** — There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange.

- **OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE NOTES** — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes, which could affect the level of the Index or the value of the notes.

- **POTENTIAL CONFLICTS** — Because we and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other. See term sheet 51N related to this offering for more information on economic and market factors that may affect the value of the notes.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.

- **INDEX CALCULATION DISRUPTION EVENTS MAY REQUIRE AN ADJUSTMENT TO THE CALCULATION OF THE INDEX** — At any time during the term of the notes, the daily calculation of the Index may be adjusted if it is determined that certain index calculation disruption events exist. Any such index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated.

- **DOW JONES & COMPANY, INC. ("DOW JONES") AND AIG FINANCIAL PRODUCTS CORP. ("AIG-FP") MAY BE REQUIRED TO REPLACE A DESIGNATED CONTRACT IF THE EXISTING FUTURES CONTRACT IS TERMINATED OR REPLACED** — A futures contract known as a "Designated Contract" has been selected as the reference contract for each underlying physical commodity. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Index.

- **TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN INDEX COMMODITIES, FUTURES, OPTIONS, EXCHANGE-TRADED FUNDS OR OTHER DERIVATIVE PRODUCTS ON INDEX COMMODITIES OR THE INDEX, MAY IMPAIR THE MARKET VALUE OF THE NOTES** — We or our affiliates may hedge our or their obligations under the notes by purchasing the futures contracts comprising

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(1) As used herein, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including as the context requires, acting through one of its branches.



the Index ("**Index Commodities**"), futures or options on Index Commodities or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Index Commodities or the Index, and we or they may adjust these hedges. Although not expected to, any of these hedging activities may adversely affect the market price of Index Commodities and the level of the Index and, therefore, the market value of the notes. It is possible that the we or our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines.

- **RISKS ASSOCIATED WITH THE INDEX MAY ADVERSELY AFFECT THE MARKET PRICE OF THE NOTES** — Because the notes are linked to the Index which reflects the return on futures contracts on nineteen different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index.

- **HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS COMPRISING THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY** — The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. This feature of the commodity markets could have commodity markets – specific effects that could adversely affect the value of the Index and, accordingly, decrease the amount payable to you on the notes at maturity.

- **CHANGES THAT AFFECT THE CALCULATION OF THE INDEX WILL AFFECT THE MARKET VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY** — The policies of Dow Jones and AIG-FP, a subsidiary of American International Group, Inc., concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the notes at maturity and the market value of the notes prior to maturity.

- **COMMODITY PRICES MAY CHANGE UNPREDICTABLY, AFFECTING THE INDEX LEVEL AND THE VALUE OF YOUR NOTES IN UNFORESEEABLE WAYS** — Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors. These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

- **THE NOTES ARE LINKED TO THE DOW JONES–AIG COMMODITY INDEX[SM], NOT THE DOW JONES–AIG COMMODITY INDEX TOTAL RETURN[SM]** — The notes are linked to the Index, which reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. Because the notes are linked to the Index, the return on the notes will not include the total return feature of the Dow Jones-AIG Commodity Index Total Return[SM].

- **TRADING AND OTHER TRANSACTIONS BY AIG-FP AND DOW JONES IN THE FUTURES CONTRACTS COMPRISING THE INDEX AND THE UNDERLYING COMMODITIES MAY AFFECT THE VALUE OF THE INDEX** — Trading and other transactions by AIG-FP and Dow Jones could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn



may affect the value of the Index. None of AIG-FP, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

- **WE AND OUR AFFILIATES HAVE NO AFFILIATION WITH DOW JONES AND AIG-FP AND ARE NOT RESPONSIBLE FOR THEIR PUBLIC DISCLOSURE OF INFORMATION** — Deutsche Bank AG and its affiliates are not affiliated with Dow Jones and AIG-FP in any way (except for licensing arrangements discussed in term sheet No. 51N) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor AIG-FP is under any obligation to continue to calculate the Index or required to calculate any successor index. You, as an investor in the notes, should make your own investigation into the Index, AIG-FP and Dow Jones. Dow Jones and AIG-FP are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes.

- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR** — Significant aspects of the U.S. federal income tax treatment of the notes are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 51N related to this offering.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 51N, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement N, term sheet No. 51N and this product snapshot if you so request by calling toll-free 1-800-311-4409. The Dow Jones-AIG Commodity Index℠ is an intellectual property of Dow Jones & Company, Inc. and American International Group, Inc. "Dow Jones-AIG Commodity Index℠" and "DJ-AIGCI℠" are the service marks of Dow Jones & Company, Inc. and American International Group, Inc. Dow Jones & Company, Inc. and American International Group, Inc. reserve all the rights, including copyright, to the Index.